

May 13, 2013

David J. Hegarty
President and Chief Operating Officer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458

> **Re: Senior Housing Properties Trust**
> **Form 10-K**
> **Filed February 19, 2013**
> **File No. 001-15319**

Dear Mr. Hegarty:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Item 1. Business, page 6

1.   Some of your managed properties appear to be held in a RIDEA structure. Please include disclosure on this structure in your future Exchange Act reports, including a discussion of any material risks associated with this structure as opposed to triple net lease properties, and any anticipated capital expenditures associated with these properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3852 if you have questions regarding our comments or on any related matters.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director